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Phone:	(212) 885-5000

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Email:	bshiffman@blankrome.com

January 28, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Todd Schiffman

James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Novus Capital Corporation II

Amendment No. 1 to Registration Statement on Form S-1

Filed January 28, 2021

File No. 333-252079

Dear Messrs. Schiffman and Lopez,

On behalf of our client, Novus Capital Corporation II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on January 28, 2021 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Laikin, the Company’s Chief Executive Officer, dated January 27, 2021, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed January 13, 2021

Cowen and Company, LLC may have a conflict of interest..., page 39

1.	We note the last sentence referencing that Cowen and Company may have a conflict of interest. We also note Section 8 of Exhibit 1.2 (Form of Business Combination Marketing Agreement), which lists some of the potential conflicts. Please revise here and Conflicts of Interest on page 100 to further clarify conflicts with Cowen, including that it "may provide advisory and other services to one or more actual or potential Targets".

Blank Rome LLP | blankrome.com

January 28, 2021

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1 as requested and included additional disclosure on page 102 in response to the Staff’s comment.

Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 58

2.	This section and the section on page 121 indicate that the exclusive forum provision does not apply to the Securities Act or the Exchange Act. Section 12.1 of Exhibit 3.2 (Amended and Restated Certificate of Incorporation) states that Securities Act claims must be brought in the Delaware Court of Chancery or the federal district court for the District of Delaware. Please revise so that the exhibit is consistent with the prospectus disclosure. In this regard, we note you qualify the carve out for claims arising under the federal securities laws "for which the federal district courts of the United States of America shall be the sole and exclusive forum." Please clarify that Section 22 of the Securities Act provides for concurrent jurisdiction.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 58 and 121 of Amendment No. 1 to be consistent with Section 12.1 of the Amended and Restated Certificate of Incorporation of the Company filed under Exhibit 3.2.

~ ~ ~

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Robert J. Mittman at (212) 885-5555 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman